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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                                    GHS INC.
                               ------------------
                                (Name of Issuer)


                                  Common Stock
                               ------------------
                         (Title of Class of Securities)


                                   361 717 101
                               ------------------
                                 (CUSIP Number)


                            Herbert M. Friedman, Esq.
                        Zimet, Haines, Friedman & Kaplan
                                 460 Park Avenue
                            New York, New York 10022
                                 (212) 486-1700

                               ------------------

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)



                                  June 1, 1997
                               ------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

                                      [ ]


                               Page 1 of 11 Pages.




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-----------------------------------------------
             CUSIP No. 361717101                          13D
-----------------------------------------------

------------------------------------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:

                                                    M3 Partners, LC
------------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                   (a) [  ]

                                                                                                (b) [  ]

------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY

------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS:
                                                          N/A
------------------------------------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
            IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):


------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION:
                                                       Maryland
------------------------------------------------------------------------------------------------------------
     NUMBER OF            7     SOLE VOTING POWER:
       SHARES
    BENEFICIALLY                                                  400,000
      OWNED BY
        EACH
     REPORTING
    PERSON WITH
                     ---------------------------------------------------------------------------------------
                          8     SHARED VOTING POWER:

                                                                     0
                     ---------------------------------------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER:

                                                                  400,000
                     ---------------------------------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:

                                                                     0
------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                                                        400,000
------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:


------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                                                         5.7%
------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON:
                                                          OO
------------------------------------------------------------------------------------------------------------

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Item 1 - Security and Issuer.

            This Schedule 13D relates to shares of the common stock, $.01 par value per share (the "Common Stock"), of GHS, Inc., a Delaware corporation (the
"Company" or "GHS"), whose principal executive offices are located at 1350
Piccard Drive, Suite 360, Rockville, Maryland 20850.

Item 2 - Identity and Background.

            This Schedule 13D is being filed on behalf of M3 Partners, LC, a Maryland limited liability company ("M3"). M3 is in the business of creating, financing, managing, operating, licensing and transferring businesses and/or related facilities, technologies and services, and providing services thereto.
The address of the principal business office of M3 is 4800 Hampden Lane, Suite
600, Bethesda, Maryland 20814.

            Set forth on Schedule A hereto are the name, the citizenship (or place of organization in the case of a corporation), the business or residence address, the present principal occupation or employment (or business in the case of a corporation) and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, of (i) each member of M3, (ii) each executive officer, director and controlling person of Brae Capital Corporation, the sole corporate member of M3, and (iii)

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each executive officer and director of Brae Group, Inc., the controlling shareholder of Brae Capital Corporation.

            During the last five years, neither M3 nor, to the best knowledge of M3, any member of M3 or any other person identified on Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            During the last five years, neither M3 nor, to the best knowledge of M3, any member of M3 or any other person identified on Schedule A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

               Pursuant to a transaction effective June 1, 1997, M3 acquired 400,000 shares of Common Stock (the "Shares") from Mr. Charles Elsener, a private investor and a citizen of Switzerland, in a private transaction pursuant to which Mr. Elsener received a 6.7% equity interest in M3 in exchange for the Shares and certain other investment securities then held by Mr. Elsener.


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Item 4.  Purpose of Transaction.

               M3 acquired the Shares for investment purposes.

               M3 intends to review its holdings in the Company on a continuing basis. Depending upon various factors, including, but not limited to, the Company's business, prospects and financial condition and other developments concerning the Company, available opportunities for M3 to acquire or dispose of Common Stock, other business opportunities available to M3, and other relevant factors, M3 may in the future take such actions with respect to its holdings in the Company as it deems appropriate in light of the circumstances and conditions existing from time to time. Such actions may include the purchase of additional
Common Stock in the open market, the purchase of additional Common Stock in privately negotiated transactions or otherwise, the disposition, from time to time or at any time, of all or a portion of the Common Stock now owned or hereafter acquired by M3, either in a distribution of Common Stock to M3's members or in the sale(s) of Common Stock in the open market, or the sale(s) of Common Stock in privately negotiated transactions to one or more purchasers.

               Except as described herein, M3 has not formulated any plans or proposals which relate to or would result in any of the following:


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               (a)  The acquisition by any person of additional
securities of the Company, or the disposition of securities of the Company;

               (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

               (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

               (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               (e) Any material change in the present capitalization or dividend policy of the Company;

               (f) Any other material change in the Company's business or corporate structure;

               (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;


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               (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities
Exchange Act, as amended; or

               (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

               (a) (b) On the date hereof, M3 owns directly an aggregate of 400,000 shares of Common Stock, which Shares constitute, to the best knowledge of M3, approximately 5.7% of the issued and outstanding shares of such stock on the date hereof. M3 has the sole power to vote or direct the vote and to dispose or direct the disposition of the Shares.

               To the best of M3's knowledge, none of the persons named in Schedule A hereto are beneficial owners of shares of Common Stock.

               (c) Except for the transaction described in Item 3 above, to the best knowledge of M3, there were no transactions in

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shares of the Common Stock effected by the persons named in response to paragraph (a) of this Item 5 during the past sixty days.

               (d)    Not applicable.

               (e)    Not applicable.

Item     6 - Contracts, Arrangements, Understandings or Relationships with
         Respect to Securities of the Issuer.

               None.

Item 7 - Material to be Filed as Exhibits.

               None.

               After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 9, 1997

                                       M3 PARTNERS, LC



                            By: /s/ Walter Carozza
                                --------------------------
                                    Walter Carozza
                                    Member/Manager


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                                   SCHEDULE A
                              TO SCHEDULE 13D FILED
                                       BY
                                 M3 PARTNERS, LC

               The following table sets forth certain information, as of the date hereof, concerning (i) each member of M3 Partners, LC, Maryland limited liability company, (ii) each executive officer, director and controlling person of Brae Capital Corporation, the sole corporate member of M3, and (iii) each executive officer and director of Brae Group, Inc., the controlling shareholder of Brae Capital Corporation.


Members of M3

Name:                                       Walter Carozza
                                            (Member/Manager)

Citizenship:                                American

Business Address:                           645 Madison Avenue
                                            Suite 2200
                                            New York, New York 10022

Principal Occupation:                       President of Victory Ventures LLC
                                            (private venture capital firm)


Name:                                       Alexander Paluch
                                            (Member/Manager)

Citizenship:                                American

Business Address:                           4800 Hampden Lane
                                            Suite 600
                                            Bethesda, Maryland 20814

Principal Occupation:                       Manager - M3 Partners, LC
                                            (private equity investment firm)



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Name:                                       Brae Capital Corporation
                                            (Member/Manager)

State of Organization:                      Delaware

Business Address:                           645 Madison Avenue, Suite 500
                                            New York, New York 10022

Business:                                   Private equity investment company


Name:                                       Charles Elsener
                                            (Member)

Citizenship:                                Switzerland

Business Address:                           c/o Victorinox A.G.
                                            CH-6438
                                            Ibach-Schwyz, Switzerland

Principal Occupation:                       President - Victorinox Cutlery
                                            Company (manufacturer of Swiss Army
                                            Brand watches and cutlery)



Executive Officers, Directors
and Controlling Persons of
Brae Capital Corporation


Name:                                       Louis Marx, Jr.
                                            (President)

Citizenship:                                American

Business Address:                           667 Madison Avenue, Suite 2500
                                            New York, New York 10021

Principal Occupation:                       Private Investor


Name:                                       Robert W. Lenthe
                                            (Vice President)

Citizenship:                                American

Business Address:                           645 Madison Avenue, Suite 500
                                            New York, New York 10022

Principal Occupation:                       Vice President - Brae Capital
                                            Corporation

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Name:                                       Brae Group, Inc.
                                            (Controlling Stockholder of
                                            Brae Capital Corporation)

State of Organization:                      Delaware

Business Address:                           333 Clay Street, Suite 4900
                                            Houston, Texas 77002

Business:                                   Private equity investment company



Executive Officers and Directors
of Brae Group, Inc.


Name:                                       M. Leo Hart
                                            (President/CEO/Director)

Citizenship:                                American

Business Address:                           200 Crescent Court
                                            Suite 1375
                                            Dallas, Texas 75201

Principal Occupation:                       Chief Executive Officer of Brae
                                            Group, Inc.


Name:                                       W. Kirk Bosche
                                            (V.P. - Finance)

Citizenship:                                American

Business Address:                           333 Clay Street, Suite 4900
                                            Houston, Texas 77002

Principal Occupation:                       Chief Financial Officer of First
                                            International Oil Corporation
                                            (private oil exploration company)
                                            333 Clay Street, Suite 4900
                                            Houston, Texas 77002


Name:                                       George M. Nevers
                                            (Vice President/Director)

Citizenship:                                American

Business Address:                           1902 Wroxton Road
                                            Houston, Texas  77005

Principal Occupation:                       Oil and Gas Consultant


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